SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Issues Ps. 2,600 million
in “AA+” Rated Certificados Bursátiles

-- Issuance Virtually Eliminates Foreign Exchange Risk and Yields Estimated Financial Savings of US$ 40 Million Over the Next Four Years --

-- Funds Obtained Will be Used to Redeem the Company’s US$ 275 Million Senior Notes Due in 2008 --

-- First Securitization in Mexico Based on Commissions From Money Transfer Business --

Mexico City, March 19, 2004 - Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that Intra Mexicana, a wholly-owned subsidiary of the Company, successfully placed Ps. 2,600 million in unsecured long-term Certificados Bursátiles. The issue has a total term of 2,912 days (8 years approximately) and yields a rate of TIIE+250 basis points every 28 days. The Company expects to redeem its 12% Senior Notes due in 2008 through a combination of the funds obtained from this issuance, its cash position and other sources.

The issuance of this local currency long-term debt should allow Grupo Elektra to save approximately US$ 40 million over the next four years, the remaining term of the 12% Senior Notes, and virtually eliminates its exposure to fluctuations in the exchange rate. These Certificados Bursátiles carry one of the highest credit ratings for local currency issues --“AA+”-- from Fitch Ratings Mexico. Value, S.A. de C.V. Casa de Bolsa was the placement agent and Nacional Financiera, S.N.C. acts as the fiduciary.

“A few years ago, Grupo Elektra made history in Mexico by placing the first ’AA’ rated securitization of its accounts receivables from the consumer credit granted to its clients,” commented Javier Sarro, Chief Executive Officer of Grupo Elektra. “Today, we are once again making history by issuing the first securitization in Mexico based on commissions from our successful domestic electronic money transfer business, Dinero Express. We are pleased by the response from our clients as they have made this service their primary choice to transfer money in Mexico and thus allowed us to craft this instrument,” Mr. Sarro concluded.

Dinero Express has eight years of successfully offering local electronic money transfer services throughout Mexico. During this time, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster. Particularly, five years ago, the Company launched its successful program “Cliente Express” for frequent clients as a means of rewarding those who use this service constantly.

Rodrigo Pliego, Chief Financial Officer of Grupo Elektra commented: “The response of the market to the new securitization program is a strong vote of confidence in Grupo Elektra which will result in estimated savings of US$ 40 million during the next four years. Going forward we will continue with our financial strategy through which we have been able to reduce debt with cost and foreign exchange exposure. This should have a positive impact in net profits, as a result of increased savings in financial expenses and less volatility in the ’Foreign Exchange Gain/Loss’ line”.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra , Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico , Guatemala , Honduras and Peru . Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Contacts:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.